Filed pursuant to Rule 424(b)(3)
Registration No. 333-114430

Prospectus Supplement No. 13 to Prospectus

Freeport-McMoRan Copper & Gold Inc.

1,100,000 Shares

5½% Convertible Perpetual Preferred Stock and the
Class B Common Stock Issuable Upon Conversion of the
5½% Convertible Perpetual Preferred Stock

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This prospectus supplement relates to the resale by the selling securityholders listed below of 5½% Convertible Perpetual Preferred Stock of Freeport-McMoRan Copper & Gold Inc., and the shares of class B common stock of Freeport-McMoRan Copper & Gold Inc. issuable upon the conversion of the stock. You should read this prospectus supplement together with the prospectus dated May 3, 2004, and the prospectus supplements No. 1 dated June 4, 2004, No. 2 dated July 26, 2004, No. 3 dated August 23, 2004, No. 4 dated September 10, 2004, No. 5 dated October 12, 2004 No. 6 dated November 12, 2004, No. 7 dated December 10, 2004, No. 8 dated January 19, 2005, No. 9 dated February 24, 2005, No. 10 dated March 31, 2005, No. 11 dated April 18, 2005 and No. 12 dated May 27, 2005, which are to be delivered with this prospectus supplement.

The table below (1) sets forth additional and updated information with respect to the number of shares of the preferred stock owned by each selling securityholder, and the shares of common stock into which such stock is convertible, that may be offered under the prospectus by the selling securityholders, and (2) supplements and, to the extent inconsistent with, amends the table appearing in the section entitled “Selling Securityholders” beginning on page 35 of the prospectus. To the extent a selling securityholder is listed both in the table below and in the table appearing in the prospectus, the information set forth below regarding that selling securityholder supercedes the information set forth in the prospectus.

The number of shares of our class B common stock shown in the table below assumes conversion of all of the shares of the preferred stock held by such holder at the conversion rate of 19.2327 shares of common stock per share of the preferred stock. This conversion rate is subject to certain adjustments as described under “Description of the Preferred Stock - Conversion Rights” in the prospectus. Accordingly, the shares of class B common stock issuable upon conversion of the preferred stock may increase or decrease from time to time. Under the terms of the certificate of designations, fractional shares will not be issued upon conversion of the preferred stock. Cash will be paid in lieu of fractional shares, if any. As of June 30, 2005, we had 177,342,552 shares of our class B common stock outstanding.

The information in the table below is based on information provided by or on behalf of the selling securityholders. The selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their stock or class B common stock since the date on which they provided the information regarding their stock or class B common stock in transactions exempt from the registration requirements of the Securities Act of 1933. Because the selling securityholders may offer all or some portion of the preferred stock or the class B common stock to be offered by them, we cannot estimate the amount of any sales.

Name	Number of Shares of Preferred Stock Beneficially Owned That May Be Sold	Percentage of Preferred Stock Outstanding*	Number of Shares of Underlying Common Stock That May Be Sold

Chrysler Corporation Master Retirement Trust	7,600	**	146,168
F.M. Kirby Foundation, Inc.	1,400	**	26,925
International Truck & Engine Corporation Non-Contributory Retirement Plan Trust	1,100	**	21,155
International Truck & Engine Corporation Retiree Health Benefit Trust	400	**	7,693
International Truck & Engine Corporation Retirement Plan for Salaried Employees Trust	1,100	**	21,155
Microsoft Corporation	1,000	**	19,232
Motion Picture Industry Health Plan - Active Member Fund	150	**	2,884
Motion Picture Industry Health Plan - Retiree Member Fund	75	**	1,442
OCM Convertible Trust	2,600	**	50,005
Redbourn Partners Ltd.	1,500	**	28,849
State Employees' Retirement Fund of the State of Delaware	2,200	**	42,311
UnumProvident Corporation	700	**	13,462
Vanguard Convertible Securities Fund, Inc.	14,900	1.35%	286,567

Total	34,725	3.16%	667,848

*	Based on 1,100,000 shares of the preferred stock outstanding.
**	Less than 1%.
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Investing in the preferred stock involves significant risks that are described in the “Risk Factors” section beginning on page 6 of the prospectus.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

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The date of this prospectus supplement is July 20, 2005.